VF 2-20-03

03002600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 45715

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 14 2003 WASH. D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VECTORMEX Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Xerri 212-407-5510
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Xerri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VECTORMEX Incorporated, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

TZADDY LAJARA
Notary Public, State of New York
No. 01LA5051369
Qualified in Kings County
Commission Expires Nov 6, 2005

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VECTORMEX Incorporated

Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
VECTORMEX Incorporated

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of VECTORMEX Incorporated (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 5, 2003

VECTORMEX Incorporated
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 9,619,711
Receivable from clearing broker	556,799
Securities owned, at market value	8,615
Fixed assets - at cost, less accumulated depreciation of $1,653,820	85,068
Other assets	782,887
Total assets	$ 11,053,080
Liabilities and Stockholder's Equity	
Accounts payable	$ 41,946
Payable to affiliate	834,198
Accrued compensation payable	301,398
Other accrued expenses	193,910
Total liabilities	1,371,452
Total stockholder's equity	9,681,628
Total liabilities and stockholder's equity	$ 11,053,080

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

VECTORMEX Incorporated (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Company's principal business is securities brokerage and trading in Mexican, Latin American, U.S. securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through a correspondent broker.

2. Significant Accounting Policies

Basis of presentation
The Company's records are maintained on the accrual basis of accounting and conform to generally accepted accounting principles in the United States of America.

Substantially all assets and liabilities are carried at fair value or amounts which approximate fair value. Fair values of financial instruments are obtained through market quotes or quotes from reputable dealers.

Cash and cash equivalents
The Company considers all money market instruments purchased and not held for resale, with an original maturity of three months or less, to be cash equivalents. At December 31, 2002, all cash and cash equivalents were held at major U.S. financial institutions.

Securities transactions
Transactions in securities are recorded on a trade date basis.

Securities owned are valued at market.

Fixed assets
Furniture and equipment is carried at cost and is depreciated on a straight line basis using an estimated useful life of five years.

Leasehold improvements are amortized on a straight line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Other assets
Other assets at December 31, 2002 include: accrued income receivable, prepaid assets, and other miscellaneous assets with values of $402,431, $43,733, and $336,723, respectively.

Clearing agreement
The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the

clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable on this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Income taxes
The Company recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized with a corresponding valuation allowance to the extent it is more likely than not that the tax benefits will not actually be realized.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

3. Securities Owned

Securities owned, at market value, at December 31, 2002 consist of the following:

Foreign Corporate Bonds	$ 5,315
Corporate Equities	3,300
	$ 8,615

4. Fixed Assets

Fixed assets at December 31, 2002 consist of the following:

Furniture and fixtures	$ 249,242
Office equipment	114,735
Communications equipment	561,588
Software	21,090
Leasehold improvements	792,233
	1,738,888
Less - Accumulated depreciation	(1,653,820)
Total	$ 85,068

5. Related Party Transactions

Payable to affiliates at December 31, 2002 primarily relates to client referral fees owed to the ultimate Parent.

6. Income Taxes

The Company files a consolidated Federal income tax return with Vectormex International, Inc. and separate New York State and New York City income tax returns.

At December 31, 2002, the Company has net deferred tax assets of approximately $448,000. The Company's deferred tax assets relate to $335,000 for capital loss carryforwards and $113,000 of book depreciation in excess of tax depreciation. As of December 31, 2002 the Company has recorded a valuation allowance against the deferred tax asset of $448,000 as management believes it is more likely than not that the tax benefits will not be realized in the future.

7. Commitments

The Company has a noncancellable lease for office facilities, which expires February 28, 2003 and contains provisions for rent escalations based on increases in certain costs incurred by the lessor.

Future minimum annual rent payment required under the lease is as follows:

Year ending December 31,	
2003	$ 62,166
Total minimum payments required	$ 62,166

At December 31, 2002, other accrued expenses includes $8,268 of deferred rent payable, representing the excess of the cumulative rent expense over amounts paid to date.

The Company signed a lease for new office space on December 19, 2002. As of December 31, 2002, the timing of future annual rent payments under this lease could not be determined with absolute certainty due to the uncertainty of the actual possession date. Using a projected possession date of March 1, 2003, future rent payments required under this lease are as follows:

Year ending December 31,	
2003	$ 77,520
2004	209,021
2005	212,296
2006	215,626
2007	219,012
Thereafter	1,365,025
Total minimum payments required	$ 2,298,500

8. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company may be exposed to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in the debt issues of a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer security position could have a material adverse effect on the Company's business.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $9,019,282, which was $8,919,282 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital was .15:1.